EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,
	2006	2005
Income from continuing operations, before taxes	$35,917,537	$34,631,975
Fixed charges, as adjusted	51,579,149	34,405,453

	$87,496,686	$69,037,428

Fixed charges:
Interest expense including amortization of debt costs	$37,838,312	$22,067,068
Capitalized interest	2,837,333	1,080,994
Interest factor on rent (1/3 rent expense)	13,740,837	12,338,385

Total fixed charges	54,416,482	35,486,447
Less capitalized interest	(2,837,333)	(1,080,994)

Fixed charges, as adjusted	$51,579,149	$34,405,453

Ratio of earnings to fixed charges	1.6	1.9